BELL, BOYD & LLOYD LLC
70 West Madison Street, Suite 3100 • Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

John H. Bitner
312.807.4306
jbitner@bellboyd.com
Direct Fax: 312.827.8048

Via E-mail and EDGAR

May 2, 2005

Mr. Roger H. Schwall, Assistant Director, Office of Natural Resources and Food
Mr. Brian V. Breheny, Chief, Office of Mergers and Acquisitions
Ms. Mara Ransom, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Hecla Mining Company
Commission File No. 1-8491

Dear Messrs. Schwall and Breheny and Ms. Ransom:

        As counsel for Hecla Mining Company, we have previously called to the attention of the Staff the apparent violation of the Commission’s Proxy Rules 14a-3 and 14a-6 by David Miller and Thomas Miller and their affiliates in connection with their dissemination of unfiled proxy solicitation materials to holders of Hecla’s Class B Preferred Stock related to the election of two preferred directors at Hecla’s annual meeting of stockholders scheduled for May 6, 2005. In that connection, we furnished to the Staff a copy of a purported proxy statement and card circulated at the Millers’ request by ADP beginning on April 18, 2005.

        We learned on April 29, 2005 that the Millers made a filing of preliminary proxy material, and would like to call the Staff’s attention to the following deficiencies in that filing (nearly all of which occurred as well in the materials which were furnished holders of Hecla Preferred Stock without the required filings).

        1.        The proxy statement is headed “HECLA MINING COMPANY,” which is misleading because it conveys the impression that the materials are being circulated by Hecla. The same is true of the proxy card, which is similarly headed, followed by Hecla’s address. At the least, the Hecla name should be moved to the end of the third line of text and follow the phrase “BOARD OF DIRECTORS [OF],” and the name moved in the proxy card to follow “Annual Meeting of Shareholders [of]” and the address deleted.

        2.        In the first paragraph on page 1 (references to pages in these comments are to the pages in the order, unnumbered, in which they appear in the EDGAR filing) of the

c   h   i   c   a   g   o      •      w   a   s   h   i   n   g   t   o   n

Mr. Roger H. Schwall
Mr. Brian V. Breheny
Ms. Mara Ransom
May 2, 2005

materials, the Millers identify themselves with the defined term “preferredholders,” which is misleading because it conveys the impression that they represent all or some group of the holders of Hecla’s preferred stock other than themselves and are “preferred” to the Board’s nominees. It is confusing to refer to the holders of the Company’s preferred stock as a group. We believe this defined term is a deliberate mischaracterization, and suggest that the Millers could identify themselves much more appropriately as the “Millers.”

        3.        In the same paragraph of text, note that the election of the two Millers is defined as their “Proposal.” In several other places in their materials, the dissidents refer to a “proposal” or “proposals.” See, e.g., our comment 14 below. We suggest the materials be revised to refer to an “election” or “voting for directors” rather than variously as Proposal, proposal or proposals.

        4.        In the second paragraph of text, the second line, the reference to “that only preferred holders can vote” is confusing, at best.

        5.        The last sentence of the second paragraph is an example of the use of the term “shareholders,” prevalent throughout the proxy materials, without specifying that it means holders of preferred stock and not holders of common stock. In several places in their proxy statement, the dissidents use the word “shares,” without specifying whether the reference is to common or preferred shares. See, e.g., the dissidents’ Point 1 under “Reasons…” on page 2 of their proxy statement and our comment 16 below.

        6.        The use of the word “definite” in the last sentence of the second paragraph on page 1 is incorrect, and another example of imprecision, and the April 12, 2005 date is incorrect (and curious).

        7.        In the second to last full paragraph on page 1, the references to “revitalize” and “enhance” are misleading. Nowhere do the dissidents explain why Hecla needs “revitalizing” nor how they intend to do it, nor do they explain how they will “enhance” the preferred shares.

        8.        In the first full paragraph on page 2 of their materials, the dissidents disclaim having any arrangement or understanding with any of the current members of the Board of Directors, “or any of the other nominees. . .,” apparently not realizing that there are not any Board nominees who are not currently directors.

        The direct implication of this paragraph is that the two Millers have no arrangement between themselves, which seems highly unlikely. Also, two paragraphs later they refer to Charles Miller, a third brother. Is he a participant? Is there any arrangement with him?

        9.        In the first paragraph numbered 1 on page 2, the dissidents refer to “management’s nominee directors,” when the nominees to which they refer were selected by the Board of Directors, which is the entity soliciting proxies in opposition to the Millers.

Mr. Roger H. Schwall
Mr. Brian V. Breheny
Ms. Mara Ransom
May 2, 2005

        10.        The dissidents state in the first paragraph numbered 1 on page 2 that the nominees they oppose own more Hecla common stock than preferred stock, thus giving them a financial incentive to favor common shareholders at the expense of preferred shareholders, without stating what that financial incentive might be or how the Board’s nominees might act on any such incentive and without acknowledging that the Millers also own more common shares than preferred shares. If the suggestion is that not paying dividends on preferred stock favors holders of common stock, that ignores the fact that no cash dividends may be paid on Hecla’s common stock while preferred dividends are in arrears.

        11.        Beginning in the second paragraph numbered 1 on page 2, the Millers provide certain information with respect to their preferred and common shareholdings of Hecla, but not in the tabular form, with percentages, required by the Proxy Rules, and without giving the required information on any transactions by them or their affiliates in common or preferred shares in the preceding two years, even though prior statements of the Millers suggest such transactions have occurred. They also neglect to give their ages or principal business occupations in the preceding five years, including the principal businesses in which their employers were engaged, their business addresses, and any other information required by Item 5(b) of Schedule 14A. In addition, the references to their having “run… a company” and a “working knowledge of financial statements” is misleading because it is not defined.

        We note that David Miller identifies himself as having started General Securities, located in Kansas City, with 18 registered “reps.” We have found a General Securities Corp. in Kansas City on the NASD’s website, identifying David Miller as a principal. We find it particularly egregious that an SEC-and-NASD registered principal of a securities brokerage firm would so blatantly ignore the federal securities laws.

        We further note several NASD disciplinary proceedings and findings against David Miller and his firm reported by the NASD on its website.

        We also again call to the Staff’s attention the failure of David and Thomas Miller, who disclose in their materials that they are acting together as a group for the purpose of voting more than 5% of the outstanding preferred shares of Hecla, which is a class of equity securities registered under the Securities Exchange Act of 1934, to file a Schedule 13D. See Rule 13d-5(b)(1). By their numbers, the two Millers own a total of 9,200, or 5.8% of the 157,810 shares of Hecla preferred stock outstanding at March 10, 2005. If the holders of the other Miller family members are added, the percentage increases to 8.1.

        The principal shareholder information should be included in tabular form in the dissidents’ material.

        12.        In point 3 beginning at the bottom of page 2 of their materials, the Millers state that they have not had and will not have any interest in any transactions in which Hecla is or will be a party, without indicating that if they are successful in causing Hecla to pay dividends

Mr. Roger H. Schwall
Mr. Brian V. Breheny
Ms. Mara Ransom
May 2, 2005

in arrears, they will receive significant amounts. Further, they do not disclose the directors’ fees and other compensation to which they will be entitled if elected to Hecla’s Board.

        13.        By indicating in “Reasons to Elect…” on page 2, point 3, that they will be independent, the dissidents misleadingly imply that the other nominees do not meet independence standards which are currently applicable. As noted on page 10 of Hecla’s March 29, 205 proxy statement, Hecla’s Board affirmatively determined Messrs. Taylor and Christensen to be independent and as noted on page 11, Mr. Christensen has been appointed by the independent members of Hecla’s Board to preside over meetings of the independent directors.

        14.        In the first full paragraph on page 3, and in the third full paragraph, the dissidents refer to “proposals,” and the “Proposal,” adding further to the confusion noted in our comment 3 above. The reference in the first full paragraph on page 3 to “immediately” executing a proxy seems a little overdone.

        15.        The dissidents fail to disclose what happens with respect to broker-nonvotes, and neglect to indicate the color of their proxy. They do refer to the Board’s proxy as “white” in the second full paragraph on page 3 of their materials. We are informed by ADP that the dissidents’ proxy mailed on April 18, 2005 was also white, which will serve to confuse holders of preferred shares. We suggest the dissidents follow custom and use blue cards, and refer to the color in the proxy statement.

        16.        The reference in the last sentence of the second full paragraph on page 3 to “all shares” is another example of the dissidents’ failure to distinguish between common and preferred shares of Hecla.

        17.        In the last sentence of the third full paragraph on page 3, the dissidents again refer to the “Proposal,” without indicating that shareholders may vote for one or more directors and/or direct that authority be withheld for one or more directors. The word “PROPOSAL” is similarly mis-used in the third line of the capitalized legend below that paragraph.

        18.        Under “GENERAL-Solicitation of Proxies” on page 3, the dissidents neglect to state from whom they might seek reimbursement for expenses.

        19.        In the first full paragraph on page 4, the dissidents state that they “will” bring before the annual meeting such “proposals” as they deem appropriate, without specifying what those may be nor indicating that they have not complied with Hecla’s by-laws with respect to required notices for such proposals to be properly presented at the meeting (nor given holders of preferred shares the opportunity to vote on whatever they might present).

Mr. Roger H. Schwall
Mr. Brian V. Breheny
Ms. Mara Ransom
May 2, 2005

        20.        In the capitalized legend on page 4 of the materials, the dissidents refer to voting for the election of their nominees “AND FOR THE PROPOSAL,” another example of their confusion of election of directors with proposals.

        21.        The same confusion exists in the proxy card, which mis-refers in the first paragraph of text to the “proposals set forth below.” That same card should not have “HECLA MINING COMPANY,” with its address, at the top, because it misleadingly implies that the proxy is being solicited by Hecla. Again, we suggest as a minimum moving Hecla’s name after “Annual Meeting of Shareholders” and deleting Hecla’s address.

        22.        We believe the attempted incorporation by reference to Hecla’s proxy materials on page 4 is inadequate, and that Proxy Rule 14a-5(c) contemplates a “clear reference” to each item in Hecla’s proxy statement to which the dissidents believe they are referring.

        23.        We assume the dissidents’ materials will be appropriately revised to reflect the adjournment of the portion of the Hecla annual meeting of shareholders, as to which Hecla filed an announcement on April 28, 2005.

*      *      *

        If any member of the Staff would like to discuss further any of these deficiencies, or other possible deficiencies depending on the applicability of certain items (e.g., legal proceedings), please feel free to get in touch with the undersigned at 312.807.4306, or Don Bingle of this office, at 312.807.4248.

Very truly yours, BELL, BOYD & LLOYD LLC By John H. Bitner

JHB:azs

Copy to Michael B. White, Esq